Exhibit 12

THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended September 30,
	2006	2005	2004	2003	2002
(Thousands of Dollars)

Income before interest charges and income taxes	$108,783	$91,435	$84,196	$80,270	$60,440
Add: One third of applicable rentals charged to operating expense (which approximates the interest factor)	4,514	3,250	2,333	2,873	2662
Total Earnings	$113,297	$94,685	$86,529	$83,143	$63,102

Interest on long-term debt	$22,329	$22,835	$22,010	$20,169	$20,820
Other Interest	13,850	7,714	6,804	6,802	4,989
Add: One third of applicable rentals charged to operating expense (which approximates the interest factor)	4,514	3,250	2,333	2,873	2,662
Total Fixed Charges	$40,693	$33,799	$31,147	$29,844	$28,471

Ratio of Earnings to Fixed Charges	2.78	2.80	2.78	2.79	2.22

LACLEDE GAS COMPANY

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended September 30,
	2006	2005	2004	2003	2002
(Thousands of Dollars)

Income before interest charges and income taxes	$72,077	$72,092	$73,956	$76,274	$56,154
Add: One third of applicable rentals charged to operating expense (which approximates the interest factor)	1,291	938	538	457	315
Total Earnings	$73,368	$73,030	$74,494	$76,731	$56,469

Interest on long-term debt	$22,329	$22,835	$22,010	$20,169	$20,820
Other Interest	10,236	4,076	3,192	3,752	4,285
Add: One third of applicable rentals charged to operating expense (which approximates the interest factor)	1,291	938	538	457	315
Total Fixed Charges	$33,856	$27,849	$25,740	$24,378	$25,420

Ratio of Earnings to Fixed Charges	2.17	2.62	2.89	3.15	2.22